FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document	Page No.
1. 2. 3. 4. 5. 6.
BlackBerry Expands Enterprise Application Portfolio

Ingram Micro Mobility Partners with BlackBerry to Launch the BlackBerry Classic

Healthcare Provider Mackenzie Health to Deploy BlackBerry Classic

BlackBerry Classic: Familiar QWERTY Design Packs High-Performance Features

BlackBerry Offers New Enterprise Solutions Bundles to Increase Productivity and Collaboration

BlackBerry Launches the BlackBerry Classic Singapore

3. 3. 3. 4. 3. 3.

Document 1

  NEWS RELEASE

December 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry Expands Enterprise Application Portfolio

BlackBerry introduces industry-leading enterprise partners who are delivering applications on the new BlackBerry Classic smartphone

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today an expansion of its enterprise application ecosystem available on the BlackBerry® Classic, including partnerships with Aderant, Bighand Inc., Bloomberg LP, Box Inc., CellTrak Technologies, Cisco Systems Inc., Entrust, GoldCare, InterAct, Onset Technology, Rekoop, Salient Federal Solutions, and SAP. The growing catalog of enterprise applications focused on specific industries – including healthcare, financial and professional services – signals that more and more partners are choosing BlackBerry and its new BlackBerry Classic as the platform of choice to offer secure and productivity enhancing solutions to customers.

“BlackBerry is committed to working with its partners to deliver the applications necessary for our customers to be productive at work and on-to-go,” said Peter Ng, BlackBerry’s Senior Director of Global Alliances & Business Development. “We continue to listen to our customers and we are actively working to deliver secure vertical applications, whether they are helping patients in a hospital, looking for real-time marketing trading information, or filing legal documentation while on the road visiting clients.”

BlackBerry’s enterprise applications help organizations and their employees be more productive, and collaborate and communicate more efficiently, while also giving them the confidence to do business with the security and privacy only BlackBerry offers. BlackBerry Classic users and enterprises will have access to some of the newest applications including:

•
Aderant: Expert On the Go – Expert On the Go connects to your Aderant back-end corporate system and minimizes lost time by providing convenient, mobile access for time capture with a rich interactive user experience.

•	Bighand, Inc: Bighand – Bighand enables advanced voice productivity, digital dictation and workflow solution, which is designed to increase efficiency and productivity.
•
Bloomberg LP: Bloomberg Professional* – Bloomberg enables instant access to your business and finance news, market data and portfolio tracking tools from Bloomberg, the most trusted source for financial professionals.

•	Box, Inc.: Box – Box is a secure way for sharing business content and improving collaboration on any device.
•
CellTrak Technologies: CellTrak next generation – CellTrak next generation transforms how field staff deliver care by improving compliance while increasing productivity allowing for more patient visits and time per patient. Its ability to easily monitor patient’s data allows for early intervention to reduce acute care visits and preventable readmissions.

•
Cisco Systems Inc.: Cisco AnyConnect Secure Mobility Solution* – Cisco AnyConnect Secure Mobility Solution allows employees to work from anywhere, on any device, regardless of physical location. Workers globally can more securely access the network with their device of choice, so they can do their jobs in a highly protected manner.

•
Entrust: Entrust IdentityGuard Mobile – Entrust IdentityGuard Mobile is an innovative mobile identity application that enables individuals to strongly authenticate using their BlackBerry device, eliminating the need to carry an additional authenticator like a hardware token.

•
GoldCare: GoldCare Mobility Plus – GoldCare Mobility Plus is an easy-to-use solution to complete client visits and enter data once at the point-of-care. Homecare workers have the freedom to securely manage appointment, client, and program information, and improve documentation, reporting and communications in the field.

•	InterAct: PocketCop – PocketCop delivers critical communications, actionable data, and situational awareness to law enforcement officers in the field for tactical decision making and responder safety.
•
Onset Technology: OnPage – OnPage is a priority Messaging System for smartphones that eliminates the need to carry a traditional pager to separate critical messages from the clutter of SMS and email. Each message comes with continuous alert until read to ensure no message is lost.

•
Rekoop: TimeCapture – TimeCapture captures time on the move from your smartphone either manually or automatically from phone calls and can also view and amend your entire time sheet directly from your device.

•
Salient Federal Solutions: Voyager Query for Law Enforcement – Voyager Query for Law Enforcement offers affordable and easy access to criminal justice data. It provides law enforcement agencies with real-time access to information and officers can run warrants and driver’s license checks right from a web browser, smartphone, or tablet and get responses in seconds.

•	SAP: CFO Vantage – CFO Vantage showcases how management can connect to SAP ERP to track important KPIs and access analyst and media coverage anytime and anywhere.

A growing number of key partners – from several industries and regions – partnered with BlackBerry to deliver their application experience on the new BlackBerry Classic. Here’s what a few of them have to say:

Aderant

Aderant is the world’s largest independent legal software provider offering comprehensive practice, financial and case management solutions for law and professional services firms of all sizes worldwide.

“The one constant in the ever-changing mobile technology market has been BlackBerry’s leadership in law firms.  Aderant strives to enable our customers to be productive no matter where they work, and we value our collaboration with BlackBerry to build and optimize mobile legal applications that run on BlackBerry devices including the new BlackBerry Classic,” said Mike Barry, EVP Product Development, Aderant.

Bloomberg

Bloomberg is the leader in global business and financial information, enabling customers to make smarter, faster, more informed business decisions.

“Our priority is to be on the mobile platforms that are important to our users with experiences that help them get their job done in the most optimal way possible,” said Oke Okaro, Global Head and General Manager of Mobile & Connected Devices, Bloomberg. “Bloomberg Professional on BlackBerry Classic is the ideal platform for financial professionals who need a secure mobile work environment that offers the device features and functionality such as the QWERTY keyboard and touch-screen for gaining access to critical market moving news, data and tools.”

CellTrak Technologies

CellTrak offers a fully integrated care coordination platform that enables operational excellence for homecare providers across the globe.

“CellTrak‘s next generation solution has been empowering mobile home healthcare workers since 2007. Our customers require a robust and reliable smartphone that lasts for an 8-hour shift in the community on a single charge. CellTrak’s next generation solution running on BlackBerry 10 OS devices remains a top choice for our 44,000 active healthcare workers. BlackBerry supports health information privacy in an enterprise platform that allows us to deploy and manage thousands of users in the community,” said Barry Billings, Vice President, CellTrak Canada

Entrust

Entrust has been at the forefront of the identity-based security market for nearly two decades and its solutions secure governments, enterprises and financial institutions in more than 5,000 organizations spanning 85 countries.

“Entrust Datacard continues to invest in supporting BlackBerry mobile devices, including the latest BlackBerry Classic and BlackBerry Passport. Entrust Datacard customers, particularly those from the government vertical, continue to demand Entrust products be supported on the latest BlackBerry devices,” said Chris Taylor, Senior Product Manager, Entrust Identity Guard.

GoldCare

GoldCare is a leading provider of healthcare information management software for community, residential and long-term care organizations.

“As a long-standing innovation partner, we value the collaborative relationship we have with BlackBerry to offer a mobile healthcare management application that operates on BlackBerry devices. We are excited to continue our investment in BlackBerry through the support of the new BlackBerry Classic, giving care providers the freedom to securely manage appointment, client and program information directly on their BlackBerry, using our MobilityPlus solution,” said Paula Hucko, President, GoldCare Inc.

*Applications will be available in early January 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

                                                                               Document 2

  NEWS RELEASE

December 17, 2014

Ingram Micro Mobility Partners with BlackBerry to Launch the BlackBerry Classic

Ingram Micro Mobility to distribute BlackBerry Enterprise Bundles and BES12

Waterloo, ON and Santa Ana, CA – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and Ingram Micro Inc. (NYSE:IM) (“Ingram Micro Mobility”) today announced that Ingram Micro Mobility will launch BlackBerry®  Classic™, a device built for the QWERTY keyboard loyalists and those eager to rediscover the speed and accuracy of a physical BlackBerry keyboard.

BlackBerry Classic merges the industry-leading security and award-winning performance of BlackBerry 10 with the traditional device design and features that users love, including the classic navigation keys, optical trackpad and short cuts. This device also upgrades the BlackBerry® Bold experience with a faster browser, larger screen size, longer battery life, higher quality camera, and more applications.

“As a long-time partner of BlackBerry, we are excited to deepen our relationship and support the launch of BlackBerry Classic,” said Shailendra Gupta, Executive Vice President and President Ingram Micro Mobility world-wide. “With immense experience in providing complete Enterprise Mobility Management (EMM) solutions, we believe our reseller channel will embrace the BlackBerry Classic and robust BlackBerry enterprise solutions offering as part of our comprehensive enterprise focused portfolio.”

“As one of our leading global distribution partners, Ingram Micro Mobility’s commitment to delivering BlackBerry Classic supports our desire to make our best-in-class products available around the world,”  said Ron Louks, President, Devices and Emerging Solutions at BlackBerry. “With the addition of BlackBerry Classic, Ingram Micro Mobility will now be offering our full portfolio of enterprise security, productivity, and communication and collaboration products and services.”

The BlackBerry Classic symbolizes the no-nonsense form and function that long-time BlackBerry users have come to depend on when looking to get work done in an efficient manner. This powerful communications tool upgrades the previous BlackBerry® Bold 9900 experience with:

•	Three times faster browser

•	60 percent more screen space

•	50 percent longer battery life

BlackBerry Classic is built on BlackBerry’s renowned secure operating system, with built-in protection against viruses, tampering and data leaks. The BlackBerry Classic is private by default, protecting users with encrypted email, web browsing and BBM.

Enterprise Bundles and BES12
The companies also announced today that Ingram Micro Mobility will offer the following enterprise bundles:

The Secure Productivity Bundle includes the following enterprise solutions:
-	VPN Authentication by BlackBerry®
-	BBM™ Protected
-	BlackBerry® Blend for Enterprise
-	Advantage Level Support

The Enterprise Communicator Bundle includes the following solutions:
-	BBM Meetings
-	BBM Protected
-	Advantage Level Support

Ingram Micro Mobility already offers BES12™: a cross-platform EMM solution by BlackBerry® to its reseller channel. BES12 securely manages devices from all of the major enterprise mobile platforms and is the foundation for BlackBerry’s extensive portfolio of enterprise security, productivity, and communication and collaboration services that will help organizations securely connect employees with each other and with the corporate information and machines that are required to get their jobs done.

For more information on BES12, please visit www.blackberry.com/bes12 and for more information about where and how to purchase the BlackBerry Classic and other Blackberry products, please contact your local Ingram Micro Mobility representative.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Ingram Micro Inc.
Ingram Micro helps businesses Realize the Promise of Technology™.  It delivers a full spectrum of global technology and supply chain services to businesses around the world. Deep expertise in technology solutions, mobility, cloud, and supply chain solutions enables its business partners to operate efficiently and successfully in the markets they serve. More at www.ingrammicro.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

                                                                  Document 3

                                                                    NEWS RELEASE

                                                                   December 17, 2014
FOR IMMEDIATE RELEASE

Healthcare Provider Mackenzie Health to Deploy BlackBerry Classic

Mackenzie Health also adds BlackBerry Passport and Z30 smartphones to its mobile fleet; Chooses BES12 for secure EMM

Waterloo, ON and Richmond Hill, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and Mackenzie Health, a dynamic regional healthcare provider serving a population of more than half a million people, today announced that Mackenzie Health will use BlackBerry® Classic™ within their organization.

Mackenzie Health, which includes Mackenzie Richmond Hill Hospital, the future Mackenzie Vaughan Hospital and a comprehensive network of community services, will make BlackBerry Classic available to its employees, particularly those dealing with highly-sensitive information, as part of their corporate-issued mobile device fleet. BlackBerry Classic merges the industry-leading security and award-winning performance of BlackBerry 10 with the traditional device design and features that users love, including the classic navigation keys, optical trackpad and short cuts.

“We are eager to add the BlackBerry Classic to our fleet of BlackBerry 10 devices available to our employees. They deal with sensitive information so we need to be assured that our mobile devices comply with strict patient privacy and confidentiality regulations without sacrificing productivity,” said Richard Tam, Executive Vice President and Chief Operating Officer, Mackenzie Health. “Together with BES12, BlackBerry Classic offers us the most secure end-to-end mobile infrastructure for our staff, especially for those who loved the familiar design of their BlackBerry Bold and Curve devices.”

BES12, BlackBerry Passport and Healthcare
“Our customers in regulated industries like healthcare have said they need more than just point solutions, they want the breadth and peace of mind that only an end-to-end, cross-platform EMM solution can provide,” said Ron Louks, President, Devices and Emerging Solutions at BlackBerry. “BES12 will allow Mackenzie Health to offer their employees choice when it comes to BYOD, but still maintain the data privacy standards required in the healthcare industry. With BES12, BlackBerry delivers a secure cross-platform, deeply integrated communications engine for the exchange of health information. BlackBerry Classic and BlackBerry Passport provide end-to-end security for the employees who need it and gives them the productive user experience that they’re looking for.”

In addition to BlackBerry Classic, Mackenzie Health will add the BlackBerry® Passport and Z30s to their cross-platform mobile fleet, offering employees choice in either a QWERTY keyboard or all-touch smartphone. The BlackBerry Passport is uniquely positioned to be a primary device for healthcare professionals because of its wide screen and very high pixel density for viewing and sharing clinical images, as well as a pocket-sized form factor and a physical and touch-enabled keyboard for easy and secure communication.

To manage Mackenzie Health’s cross-platform fleet of mobile devices, they will also deploy BES12™: a cross-platform EMM solution by BlackBerry®. BES12 can manage any mobile deployment model such as BYOD, COPE and COBO, and seamlessly supports iOS, Android™, Windows Phone®, BlackBerry® 10 and BlackBerry® OS devices. The best-in-class security of BES12 is allowing Mackenzie Health to offer a BYOD program for employees who are not issued a corporate device for regulatory reasons.

For more information about BlackBerry Classic, please visit www.blackberry.com/classic
For more information on BES12, please visit www.blackberry.com/bes12
For more information on BlackBerry Passport, please visit www.blackberry.com/passport

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About Mackenzie Health
Mackenzie Health is a regional healthcare provider in southern Ontario that includes Mackenzie Richmond Hill Hospital, the future Mackenzie Vaughan Hospital as well as a network of community-based services in York Region and beyond. Nationally recognized for its commitment to safety and quality patient care, Mackenzie Health was awarded Accreditation with Exemplary Standing, the highest rating a Canadian healthcare provider can receive. With a vision to create a world-class health experience, Mackenzie Health serves a community of over 500,000 residents in one of the fastest growing and most diverse communities in Canada. For more information, visit www.mackenziehealth.ca

BlackBerry Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

Mackenzie Health Media Contact:
Mackenzie Health Media Relations
(905) 883-1212 ext. 7492
melina.cormier@mackenziehealth.ca

###

                                                                                                       Document 4

  NEWS RELEASE

December 17, 2014
FOR IMMEDIATE RELEASE

BlackBerry Classic: Familiar QWERTY Design Packs High-Performance Features

New Device Responds to Customer Demand for a Familiar Design Merged with the Security and Speed of BlackBerry 10 for Superior Productivity, Communications and Collaboration

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today launched the BlackBerry®  Classic™, a no-nonsense smartphone built to meet the needs of productive people who appreciate the speed and accuracy that can be found with a physical QWERTY keyboard.

“We listened closely to our customers’ feedback to ensure we are delivering the technologies to power them through their day – and that feedback led directly to the development of BlackBerry Classic,” said John Chen, Executive Chairman and CEO at BlackBerry. “BlackBerry Classic is the powerful communications tool that many BlackBerry Bold and Curve users have been waiting for. It’s the secure device that feels familiar in their hands, with the added performance and agility they need to be competitive in today’s busy world.”

Although familiar in appearance, BlackBerry Classic upgrades the BlackBerry® Bold 9900 experience with:
•	Three times faster browser
•	60 percent more screen space
•	50 percent longer battery life
•	Greater variety of applications through BlackBerry World and the Amazon Appstore

Top features of the BlackBerry Classic that drive productivity, communications and collaboration include:
•
BlackBerry® Keyboard & Trackpad – The QWERTY keyboard has stood the test of time as the iconic BlackBerry feature that users know and trust. Crafted for optimal speed and accuracy, the BlackBerry Classic’s QWERTY keyboard gives users the control and confidence to communicate quickly and clearly using one hand with a trackpad and classic navigation keys.

•
BlackBerry® Browser – The BlackBerry 10 web browser is amazingly fast and astoundingly beautiful. That’s why HTML5TEST.com rates it amongst the top mobile browsers for web fidelity.* Access your favorite online content as it was meant to be seen, faster than ever before and with unlimited browser tabs.

•
Screen & Battery – The BlackBerry Classic offers a form factor optimized for power communicators with a 3.5-inch touch screen display, 294 dpi HD resolution and Corning® Gorilla® Glass 3 for greater durability. The BlackBerry Classic also offers a large battery capacity and state-of-the-art battery optimization software. With up to 22 hours of battery power, you can be confident that BlackBerry Classic will be ready to deliver results when you need it.**

•
Premium Components – The device is built with durable materials mixed with top-of-the-line technology. This includes a 1.5 GHz Qualcomm Snapdragon Processor, 2GB RAM, 16GB of device storage (expandable by up to 128GB via uSD), and a 2MP front- and 8MP rear-facing camera with enhanced optics and upgraded imaging sensors.

•
BlackBerry® 10 OS 10.3.1 – The BlackBerry Classic comes preloaded with the BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that each user’s most commonly accessed functions are in the center of their screen. With this new operating system, users gain access to powerful features, including:

o
BlackBerry® Blend – BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry.

o
BlackBerry® Assistant – The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it – if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

o	Dual app storefronts for a wealth of professional and popular apps:
▪	BlackBerry World – BlackBerry World showcases essential productivity apps for business professionals looking to drive efficient communications and collaboration.
▪
Amazon Appstore – Preloaded on BlackBerry Classic, users can access popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, Kindle for Android and Cut the Rope 2. Users can also scan Android apps for malware and privacy issues prior to installation using BlackBerry Guardian.

•
BlackBerry® Hub – The one place to manage all your conversations – email, texts, BBM, phone calls, social media and more. You can even glance at what’s next in your calendar. It’s always available with a single swipe to help you stay organized, in control and on top of all your conversations.

BlackBerry Classic is built on BlackBerry’s renowned secure operating system, with built-in protection against viruses, tampering and data leaks. The BlackBerry Classic is private by default, protecting users with encrypted email, web browsing and BBM.

“This device underscores our commitment to helping BlackBerry users be at their most productive and respond to the demands of business from anywhere, at any time,” said Chen. “By bringing back the trusted functionalities, incorporating our latest operating system and building a speedier browser, our users can feel confident they are using the best communications tool out there.”

The BlackBerry Classic is now available through local carriers around the world and online through ShopBlackBerry.com and Amazon.com. For more information, please visit http://www.BlackBerry.com/Classic. A variety of accessories including cases and chargers are also available.

* Data taken from HTML5TEST.com from January, 2013 to July 22, 2014 and compares the latest builds for this duration for Android, Chrome, Firefox, iOS and Windows.
**Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

                                        ###

                                                                   Document 5

                                                                                                       NEWS RELEASE

                                                                                                   December 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry Offers New Enterprise Solutions Bundles to Increase Productivity and Collaboration

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the availability of two new enterprise solutions bundles that provide increased productivity and collaboration benefits to enterprises at a reduced cost. The Secure Productivity bundle for BlackBerry 10 smartphones and the cross-platform Enterprise Communicator bundle are available today.

“BlackBerry’s new enterprise solutions represent a unique offering to enterprises that are looking to extend more productivity benefits to their employees,” said Rob Enderle of Enderle Group. “As mobile computing continues to change the way employees work, these solutions will enable increased collaboration between users as well as access to critical company information, without compromising security and control.”

The Secure Productivity bundle has been designed for organizations using BlackBerry Enterprise Service 10 or BES12: a cross-platform EMM solution by BlackBerry that need to protect mission-critical business data while offering employees seamless access to company information on their BlackBerry 10 smartphones. The bundle includes the following solutions:

•
VPN Authentication by BlackBerry® allows employees to use their iOS, Android or BlackBerry smartphone for two factor authentication, for a great user experience. This solution eliminates the need for the issuance, management and use of costly and inconvenient hardware tokens, helping minimize overall expenses and improve employee productivity.

•
BBM™ Protected offers an enhanced security model for BBM messages sent between iOS*, Android, and BlackBerry smartphones that protects corporate data in transit by adding an additional layer of encryption to BBM.

•
BlackBerry® Blend for Enterprise allows employees to securely access corporate data on personal devices without a VPN, and streamlines IT administration through simple IT policies that govern how corporate data is shared across devices. BlackBerry Blend is now available for BlackBerry Classic and BlackBerry Passport smartphones, Porsche Design P’9983 smartphone from BlackBerry, and coming soon to all BlackBerry 10 smartphones.

•	Advantage Level Support helps keep an enterprise’s demanding cross-platform mobility environment up and running smoothly, with 24x7x365 phone support and access to online resources and training.

The Enterprise Communicator bundle extends secure communications and mobile collaboration to iOS, Android and BlackBerry devices enabling employees to be more productive on the go. The bundle includes the following BlackBerry enterprise solutions:

•
BBM Meetings is a mobile-first collaboration app that allows voice and video conferences for groups of up to 25 people on iOS, Android, or BlackBerry 10 smartphones, and also on Windows PC or Mac. BBM Meetings provides better productivity through a user experience built for mobile. BBM users can turn chats into meetings at the touch of a button and schedule a meeting, host or present on the go.

•
BBM Protected offers an enhanced security model for BBM messages, protecting corporate data in transit by adding an additional layer of encryption to BBM and bringing security-conscious organizations the most secure and reliable real-time mobile messaging experience. BBM Protected is now available for iOS* and Android devices as well as BlackBerry smartphones.

•	Advantage Level Support, with 24x7x365 phone support and access to online resources and training.

“BlackBerry’s portfolio of enterprise solutions goes beyond traditional EMM capabilities to enable enterprises to solve the security and productivity challenges they face every day,” said Billy Ho, Executive Vice President, Enterprise Product and Value Added Solutions, BlackBerry. “Organizations can take advantage of BBM Protected and BBM Meetings to enhance the security of their messages and the productivity of their users. Additionally, VPN Authentication by BlackBerry reduces IT overhead by eliminating one-time password tokens and PIN reset costs, and BlackBerry Blend for Enterprise seamlessly brings messaging and content from BlackBerry smartphones to employees’ computers and tablets.”

Pricing and Availability
The Secure Productivity bundle is available for enterprise customers with BES and BlackBerry 10 smartphones for $6 USD per user per month. The Enterprise Communicator bundle is available to customers with iOS*, Android and BlackBerry smartphones for $12 USD per user per month. No BES is required for BBM Meetings or for BBM Protected on iOS and Android devices. Bundles will be billed on an annual basis. Enterprises can purchase either bundle today through their BlackBerry account manager, licensed distributor and online through the BlackBerry Enterprise Store at https://store.blackberry.com/direct/.

For more information on the Secure Productivity bundle, visit http://global.blackberry.com/en/enterprise/products/secure-productivity-bundle.html.
For more information on the Enterprise Communicator bundle, visit http://global.blackberry.com/en/enterprise/products/enterprise-communicator-bundle.html.

*Availability for BBM Protected on iOS pending App Store approval.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

                                         ###

                                                                     Document 6

                                                                                                     NEWS RELEASE

                                                                                                   DECEMBER 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry Launches the BlackBerry Classic in Singapore

•	New Device Available Today Through All Major Singapore Operator Partners
•	Responds to Customer Demand for a Familiar QWERTY Design Merged with the Security and Speed of BlackBerry 10 for Superior Productivity, Communications and Collaboration

Singapore  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today launched the BlackBerry® Classic™ in Singapore. The no-nonsense smartphone built to meet the needs of productive people who appreciate the speed and accuracy that can be found with a physical QWERTY keyboard is available island-wide through each of the three major network operators, M1, SingTel and StarHub.

Cameron Vernest, Managing Director, Singapore & The Philippines, BlackBerry, said: “We’re delighted our three loyal partners, M1, SingTel and StarHub, are now selling BlackBerry Classic so our mutual customers across Singapore can benefit from the powerful communications experience BlackBerry Bold and Curve users have been waiting for. BlackBerry Classic is a secure device that feels familiar in their hands, with the added performance and agility they need to be competitive in today’s busy world.”

Although familiar in appearance, BlackBerry Classic upgrades the BlackBerry® Bold 9900 experience with:
•	Three times faster browser

•	60 percent more screen space

•	50 percent longer battery life

•	Greater variety of applications through BlackBerry World and the Amazon Appstore

Top features of the BlackBerry Classic that drive productivity, communications and collaboration include:

•
BlackBerry® Keyboard & Trackpad – The QWERTY keyboard has stood the test of time as the iconic BlackBerry feature that users know and trust. Crafted for optimal speed and accuracy, the BlackBerry Classic’s QWERTY keyboard gives users the control and confidence to communicate quickly and clearly using one hand with a trackpad and classic navigation keys.

•
BlackBerry® Browser – The BlackBerry 10 web browser is amazingly fast and astoundingly beautiful. That’s why HTML5TEST.com rates it amongst the top mobile browsers for web fidelity.* Access your favorite online content as it was meant to be seen, faster than ever before and with unlimited browser tabs.

•
Screen & Battery – The BlackBerry Classic offers a form factor optimized for power communicators with a 3.5-inch touch screen display, 294 dpi HD resolution and Corning® Gorilla® Glass 3 for greater durability. The BlackBerry Classic also offers a large battery capacity and state-of-the-art battery optimization software. With up to 22 hours of battery power, you can be confident that BlackBerry Classic will be ready to deliver results when you need it.**

•
Premium Components – The device is built with durable materials mixed with top-of-the-line technology. This includes a 1.5 GHz Qualcomm Snapdragon Processor, 2GB RAM, 16GB of device storage (expandable by up to 128GB via uSD), and a 2MP front- and 8MP rear-facing camera with enhanced optics and upgraded imaging sensors.

•
BlackBerry® 10 OS 10.3.1 – The BlackBerry Classic comes preloaded with the BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that each user’s most commonly accessed functions are in the center of their screen. With this new operating system, users gain access to powerful features, including:

o
BlackBerry® Blend – BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry.

o
BlackBerry® Assistant – The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it – if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

o	Dual app storefronts for a wealth of professional and popular apps:
▪	BlackBerry World – BlackBerry World showcases essential productivity apps for business professionals looking to drive efficient communications and collaboration.
▪
Amazon Appstore – Preloaded on BlackBerry Classic, users can access popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, Kindle for Android and Cut the Rope 2. Users can also scan Android apps for malware and privacy issues prior to installation using BlackBerry Guardian.

•
BlackBerry® Hub – The one place to manage all your conversations – email, texts, BBM, phone calls, social media and more. You can even glance at what’s next in your calendar. It’s always available with a single swipe to help you stay organized, in control and on top of all your conversations.

BlackBerry Classic is built on BlackBerry’s renowned secure operating system, with built-in protection against viruses, tampering and data leaks. The BlackBerry Classic is private by default, protecting users with encrypted email, web browsing and BBM.

Singapore partners show their support for BlackBerry Classic
The BlackBerry Classic is now available through each of Singapore’s main network operators and other authorized retail outlets.

P. Subramaniam, Chief Marketing Officer, M1, said: “We are pleased to work with BlackBerry to bring back the productivity tool of choice of many savvy, driven M1 customers. The BlackBerry Classic and its great physical keyboard will definitely make road warriors even more productive on the go.”

Johan Buse, VP of Consumer Marketing, SingTel, said: “We are pleased to be offering the BlackBerry Classic, a great device that harnesses the power of our extensive 4G LTE-Advanced network to provide a combination of fantastic functionality and the best mobile coverage to our customers.”

Chan Kin Hung, Senior Vice President of Mobility, StarHub, said: "We are pleased to offer the new BlackBerry Classic, which will give our BlackBerry customers more choices in BlackBerry devices that best meet their mobile productivity needs and preferences over StarHub’s 4G LTE-Advanced network, and the largest 4G roaming coverage in Singapore. BlackBerry Classic, which delivers the tested and proven BlackBerry experience with enhanced hardware and software capabilities, provides a very attractive choice for customers looking to upgrade their existing BlackBerry device.”

For more information, please visit http://www.BlackBerry.com/Classic.

* Data taken from HTML5TEST.com from January, 2013 to July 22, 2014 and compares the latest builds for this duration for Android, Chrome, Firefox, iOS and Windows.
**Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 18, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer